October 4, 2006

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crown Castle International Corp.

Form 10-K for the year ended December 31, 2005 filed on March 24, 2006

Form 10-Q for fiscal quarters ended March 31, 2006 and June 30, 2006 filed on May 5,

2006 and August 14, 2006, respectively.

File No. 001-16441

Dear Mr. Spirgel:

We are responding to your letter dated September 22, 2006, in which you provided comment on the Crown Castle International Corp. (“the Company”) Annual Report on Form 10-K for the year ended December 31, 2005 and Form 10-Q for fiscal quarters ended March 31, 2006 and June 30, 2006. Set forth below are the Company’s responses to the comments raised in the comment letter. For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of the Company.

Staff Comment 1:

Refer to your discussion of restricted stock awards in the bottom carry over paragraph of page 22 of your Form 10-Q for the quarter ended June 30, 2006 where you state that awards result in forfeiture in the event the common stock does not achieve the performance market target. According to both SFAS 123 and SFAS 123(R), which you adopted on January 1, 2006, a market condition is not considered to be a vesting condition and an award is not deemed to be forfeited (as the term is used in the standards) solely because a market condition is not satisfied. Please revise your disclosures to clarify your treatment of common stock awards that do not reach market performance targets.

Company Response:

We respectfully submit that in future filings, we will insert the following additional disclosure after the sentence that ends with “will be forfeited at the end of the vesting period (February 23, 2010)”. “Further, provided that the requisite service is rendered, compensation cost for accounting purposes will be recognized regardless of whether or not the $37.07 market performance target is achieved.”

Staff Comment 2:

In that regard, we note that non-cash compensation charges recognized for your 2003, 2004, and 2005 restricted stock grants were less than the amounts calculated at the grant dates, even though it appears that accelerated vesting levels had been fully reached. Please advise or revise your treatment as appropriate.

Company Response:

We note that non-cash compensation charges disclosed for the restricted stock grants on pages 44 and 45 of the Form 10-K for fiscal year ended December 31, 2005 are the amount of the charges recognized as a result of the accelerated vesting, and are not the aggregate charge for each award. We would like to call the Staff’s attention to the disclosures in “General Overview-Current Year Highlights – Accelerated Vesting of Restricted Common Stock” (Page 31) and “Results of Operations – Comparison of Years Ended December 31, 2005 and 2004” (Pages 36, 38 and 39) that discuss the total non-cash general and administrative compensation charges and the amount thereof related to the accelerated vesting. We respectfully submit that those disclosures should address the Staff’s comments.

Staff Comment 3:

Refer to the second paragraph of page 21, which indicates that you are exposed to fluctuations in foreign currency exchange rates and that you do not typically hedge this risk. See Item 305(a) of Regulation S-K and provide separate quantified disclosure for your foreign currency market risk. Select from one of the three alternatives provided in Item 305(a). If the exposure is not material, see General Instruction 5B of Paragraphs 305(a) and 305(b) and demonstrate to us how you assessed your risk.

Company Response:

We assess foreign currency market risk periodically. At December 31, 2005, we determined that the market risk of financial instruments associated with changes in foreign currency rates between Australian dollars and US dollars is not material. This assessment was based on the immateriality of 1) the $61.2 million USD fair value of financial instruments subject to currency exchange risk between the Australian dollar and the US dollar at December 31, 2005, and 2) the $6.1 million translation loss due to a hypothetical 10% unfavorable change in currency exchange rates that would be adjusted to accumulated other comprehensive income.

Staff Comment 4:

Disaggregate “other income (loss)” section as required by Rules 5-03(b)7, 8, 9, and 13 of Regulation S-X. Separately state material amounts on the face of the consolidated statement of operations or the notes, clearly indicating the nature of the transactions out of which the items arose. Items which should be separately disclosed include: interest income, interest expense, gain/loss on extinguishment of debt, dividends on preferred stock classified as liabilities, equity in earnings of unconsolidated subsidiaries and other material items as necessary.

Company Response:

Non-operating income and equity in losses of unconsolidated subsidiaries were combined since they are less than 10% of net revenues. The only material component of the non-operating expenses was the loss on repurchases of debt and liability classified preferred stock, in the amount of $119.4 million, $77.7 million and $283.8 million for the years ending December 31, 2003, 2004 and 2005, respectively. The losses on repurchases were disclosed in footnote 7 and 10 to the consolidated financial statements. See Attachment A to this document which provides reference to the applicable disclosures on the Form 10-K. We respectfully submit that these disclosures should address the Staff’s comments. Further, although not directly related to your comment, we also wanted to respectfully submit to you that the losses on repurchases are also discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations on the Form 10-K for the year ended December 31, 2005, including on pages 31, 36, 38, 39, 42, 44 and 49.

Staff Comment 5:

Refer to the last paragraph on page 66 where you discuss your revenue recognition policy with regard to arrangements with multiple deliverables. We note your criteria that undelivered items must have stand-alone value to the customer in order to be accounted for separately. Please revise your disclosure to clarify whether your policy requires that the delivered item have value to the customer on a standalone basis in order to be accounted for separately. See paragraph 9(a) of EITF 00-21.

Company Response:

The delivered item, the network services provided in our situation, has value on a standalone basis because it is sold separately by other vendors.

We respectfully submit that in future filings of the Form 10-K, we will insert the following additional disclosure after the sentence that ends with “(3) have delivery which is probable and under the control of the Company.” “In addition, the delivered item must have standalone value to the customer.”

Staff Comment 6:

In that regard, based on your overview discussion on page 6, and your discussion of network services revenues on page 32, it appears that your network services revenue is primarily from project management related to the installation of customer’s equipment and antennas on your towers and such services are “generally pursued at the request of a customer in order to facilitate (y)our leasing activities.” Tell us in detail how you considered the guidance in EITF 00-21 in evaluating the relationship between these installation services and on-going site rental services and determining whether they represent separate units of accounting.

Company Response:

Disclosures surrounding network services revenues have been scaled back over the years, as network services revenues have decreased as a percentage of net revenues. However, in response to your comment, we respectfully submit that we will modify our disclosure in future filings to describe network services revenues as follows:

“We provide network services, such as antenna installations, network design and site selection, site acquisition, site development and other services, on a limited basis. We have the capability and expertise to install equipment and antenna systems for our cellular, personal communication services, enhanced specialized mobile radio, 3G, wireless data, paging and microwave customers. These activities are typically non-recurring and highly competitive, with a number of local competitors in most markets. We typically bill for our antenna installation services on a fixed price basis.”

See Attachment B for a discussion of our evaluation of the guidance in EITF 00-21 as it relates to the relationship between installation services and on-going site rental services.

Staff Comment 7:

Refer to the bottom carryover paragraph of page 79 and tell us how much of the $48,873,000 set aside to fund reserve accounts pursuant to the Indenture for the Asset Entities relates to potential environmental remediation costs. Explain to us your consideration of the guidance of SAB Topic 5Y and tell us why you have not included detailed disclosure of any such environmental liabilities in your financial statements and Management’s Discussion and Analysis. In that SAB, we clearly state that we believe that environmental liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant’s financial condition, results of operations, or liquidity. Among the disclosures called for in the SAB are as follows:

•	Circumstances affecting the reliability and precision of loss estimates;

•	The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

•	Whether, and to what extent, losses may be recoverable from third parties;

•	The contribution of other parties;

•	The period in which claims for recovery may be realized;

•	The likelihood that claims for recovery may be contested;

•	The financial condition of third parties from which recovery is expected;

•	The timing of payments of accrued and unrecognized amounts;

•	The material components of the accruals and significant assumptions underlying estimates;

•	The recurring costs of managing hazardous substances and pollutions in ongoing operations;

•	Capital expenditures to limit or monitor hazardous substances or pollutants;

•	Mandated expenditures to remediate previously contaminated sites;

•	Other infrequent or non-recurring clean-up expenditures that can be anticipated, but which are not required in the present circumstances;

•	Disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually material;

•	The consequences on amounts accrued and the range estimates for investigations and remediations that are in different stages with respect to individual sites.

Company Response:

The environmental remediation reserve was $2.5 million of the $48.9 million initially set aside to fund various reserve accounts pursuant to the Tower Revenue Notes indenture dated June 8, 2005. The due diligence completed for the Tower Revenue Notes did not identify any known environmental issues that require remediation. We remediated only one site since we have owned our towers, for a cost of less then $50,000, which is now completed. Since there are no known environmental contingencies, we respectfully submit that we have properly not made disclosure under SAB Topic 5Y.

Staff Comment 8:

We note that you have filed an amendment to revise your Section 302 certifications but did not include the entire body of the report with the amendment. Please amend your Form 10-Q to provide the entire report along with your updated certifications.

Company Response:

Subsequent to submission of our EDGAR filing of the Form 10-Q for the period ended June 30, 2006, we discovered that the dates set forth on the Section 302 certifications reflected a date earlier than the date the 10-Q was submitted for filing. Since no amendment was being made to the Form 10-Q, we filed only the redated 302 certifications on the Form 10-Q/A. We believe, including after consultation with our outside counsel, that this approach is consistent with Exchange Act Rule 12b-15; and we believe this is the common approach used by registrants to make similar amendments. We respectfully request that the Staff not require us to resubmit our Form 10-Q/A, as we believe doing so would be confusing to our investors.

* * * *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please contact the undersigned at (713) 570-3083. In my absence, please contact Blake Hawk, Executive Vice President and General Counsel at (713) 570-3155.

Sincerely,

/s/ W. Benjamin Moreland
W. Benjamin Moreland Executive Vice President and Chief Financial Officer

Cc:	Kenya Wright Gumbs
Joseph M. Kempf

W/ attachments

Attachment A

The losses on purchases of debt and liability classified preferred stock were $119.4 million, $77.7 million and $283.8 million for the years ended December 31, 2003, 2004 and 2005, respectively. Disclosure of these purchases was made in footnote 7 and 10 to the consolidated financial statements. For the convenience of the Staff, excerpts from the applicable paragraphs from our 2005 Form 10-K are as follows:

Excerpt from page 82 of the 2005 Form 10-K;

On June 28, 2004, the Company signed a definitive agreement to sell CCUK to an affiliate of National Grid. On August 31, 2004, the Company completed the sale of CCUK. In accordance with the terms of the 2000 Credit Facility, the Company was required to use $1,286,568,000 of the proceeds from the transaction to fully repay the outstanding borrowings under the 2000 Credit Facility, including accrued interest and fees of $11,183,000. The repayment of the 2000 Credit Facility resulted in a loss of $13,886,000, consisting of the write-off of unamortized deferred financing costs. Such loss is included in interest and other income (expense) on the Company’s consolidated statement of operations and comprehensive income (loss) for 2004 (see note 3).

Excerpt from page 85 of the 2005 Form 10-K;

The Company’s purchases of its debt securities in 2003 and January 2004, including the redemption of the 10 5/8% Discount Notes, the purchases in public market transactions discussed above and the purchases pursuant to the cash tender offers discussed above, resulted in losses of $87,112,000 ($0.40 per share) for the year ended December 31, 2003 and $24,367,000 for the three months ended March 31, 2004.

Such purchases were as follows:

			Cash Paid		Losses on Purchases
	Principal Amount	Carrying Value	2003	January 2004	2003	January 2004
	(In thousands of dollars)
10 5/8% Senior Discount Notes due 2007	$239,160	$239,160	$251,867	$—	$18,857	$—
10 3/8% Senior Discount Notes due 2011	437,784	420,162	456,218	1,570	42,948	139
9% Senior Notes due 2011	139,567	139,567	4,197	145,221	294	12,466
11 1/4% Senior Discount Notes due 2011	192,350	179,853	200,158	1,046	22,910	110
9 1/2% Senior Notes due 2011	109,512	109,512	—	119,522	—	11,652
10 3/4% Senior Notes due 2011	14,190	14,190	15,949	—	2,103	—

	$1,132,563	$1,102,444	$928,389	$267,359	$87,112	$24,367

Excerpt from page 86 of the 2005 Form 10-K;

On November 8, 2004, the Company commenced a cash tender offer for all of its outstanding 4% Convertible Senior Notes. On December 3, 2004, in accordance with the terms of the tender offer, the purchase price for the tendered notes (excluding accrued interest through the purchase date) was determined to be 179.505% of the outstanding principal amount. On December 8, 2004, the Company utilized $86,896,000 of its cash to purchase the $47,984,000 in outstanding principal amount of the tendered 4% Convertible Senior Notes, including accrued interest thereon of $762,000. The purchase of the tendered 4% Convertible Senior Notes resulted in a loss of $39,396,000 for the fourth quarter of 2004, consisting of the write-off of unamortized deferred financing costs ($1,246,000) and the excess of the total purchase price over the carrying value of the tendered notes ($38,150,000). Such loss is included in interest and other income (expense) on the Company’s consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2004. The purchase eliminated the potential future conversion of the purchased notes into 4,430,000 shares of common stock.

Excerpt from page 87 of the 2005 Form 10-K;

The Company’s purchases of its debt securities in 2005, including the redemption of the 9% Senior Notes, 9 1/2% Senior Notes, 10 3/8% Discount Notes and 11 1/4% Discount Notes and the purchases pursuant to the cash tender offers discussed above, resulted in losses of $283,797,000 ($1.30 per share), including the write-off of unamortized deferred financing costs of $30,287,000, for the year ended December 31, 2005. Such loss is included in interest and other income (expense) on the Company’s consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2005.

Such purchases were as follows:

	Principal Amount and Carrying Value	Cash Paid	Losses on Purchases
		2005	2005
	(In thousands of dollars)
4% Convertible Senior Notes due 2010	$118,052	$217,127	$102,070
10 3/8% Senior Discount Notes due 2011	11,341	11,733	504
9% Senior Notes due 2011	26,133	26,917	1,214
11 1/4% Senior Discount Notes due 2011	10,700	11,302	676
9 1/2% Senior Notes due 2011	4,753	4,979	283
10 3/4% Senior Notes due 2011	418,304	445,166	35,037
9 3/8% Senior Notes due 2011	405,523	448,018	47,872
7.5% Senior Notes due 2013	299,944	341,464	47,598
7.5% Series B Senior Notes due 2013	299,962	341,517	48,543

	$1,594,712	$1,848,223	$283,797

Excerpt from page 92 of the 2005 Form 10-K;

From March through October 2003, the Company purchased 222,898 shares of its 12 3/4% Senior Exchangeable Preferred Stock due in 2010 (“Exchangeable Preferred Stock”) in public market transactions. Such shares of preferred stock had an aggregate redemption amount of $222,898,000 and an aggregate carrying value (net of issue costs) of $212,622,000. The

Company utilized $241,357,000 in cash to affect these preferred stock purchases. The preferred stock purchases resulted in a net loss of $28,735,000 for the year ended December 31, 2003. Of that amount, (1) $1,603,000 in net losses are offset against dividends on preferred stock in determining the net loss applicable to common stock for the calculation of loss per common share, and (2) $27,132,000 in net losses are included in interest and other income (expense) due to the reclassification of the Exchangeable Preferred Stock to liabilities upon adoption of SFAS 150 (see note 1).

On October 28, 2003, the Company issued a notice of redemption for the remaining outstanding shares of its Exchangeable Preferred Stock. On December 15, 2003, such shares were redeemed at a price of 106.375% of the liquidation preference. On the redemption date, such remaining shares had an aggregate redemption and liquidation value of approximately $46,973,000 and an aggregate carrying value (net of issue costs) of $44,807,000. The Company utilized approximately $49,968,000 of its cash to effect this redemption. The redemption resulted in a loss of approximately $5,161,000 for the year ended December 31, 2003. Such loss is included in interest and other income (expense) on the Company’s consolidated statement of operations and comprehensive income (loss).

Attachment B

Crown Castle

Memorandum to file re: EITF 00-21

EITF 00-21 deals with accounting for arrangements where a vendor may perform multiple revenue generating activities, and whether an arrangement involving multiple deliverables contains more than 1 accounting unit.

Background:

In our business, we have 2 separate revenue streams, license rental revenue and services revenue. Each transaction is governed by separate documents. In the license rental revenue stream, the governing document is the license agreement (TLA, SLA, MLA). In the services revenue stream, the governing document is the customer installation purchase order.

The EITF requires us to determine if these two revenue streams represent two units of accounting, and also to allocate the consideration among the separate units of accounting.

Paragraph 9 states that you must meet all 3 of the following criteria to be considered separate units of accounting:

A)	The delivered item has value to the customer on a standalone basis

B)	There is objective and reliable evidence of fair value of undelivered items

C)	If the arrangement includes the right of return, delivery of the undelivered item is considered probable and substantially in control of the vendor.

We have reviewed these criterion and have determined that we have 2 units of accounting (license rental revenue and service revenue). Discussion related to each criterion above is discussed individually below.

A)	We have many instances where customers arrange for their own installation and pay for that service directly to their subcontracted agents. In those instances we only have a rental arrangement with our customer. We also have instances where we perform installation services on non-Crown towers. In those instances, we only have a service arrangement with our customer. Installation services have value on a standalone basis because they are sold separately by other vendors.

B)	The undelivered item is considered to be the rental revenue. We can demonstrate objective and reliable evidence of fair value based on the nature of our rental license agreements. The rental rates are determined/negotiated by a separate team within the Company (sales force). They determine rent prices based on the customer, the market, the type of equipment and in compliance with any stated rates contained in master lease agreements (MLA) if applicable. These prices do not consider whether we do the installation, and are often agreed to prior to the bidding and awarding of the installation work by the customer.

C)	There is no right of return on the delivered item since it is a service being performed (i.e. the installation). Our performance is complete once the antenna is installed, and we perform a sweep test at completion to ensure that the antenna is operational. Delivery of the undelivered item is considered probable and in our control.

The EITF issue then goes onto explain that the consideration should be allocated among the accounting units based on fair value.

Because our two accounting units are priced in their respective documents, and arrived at separately at fair value in their respective separate negotiations, no further fair value analysis is required. This is further supported by the following comments:

•	Rent prices are not impacted by the decision of who is awarded the installation work. The rental rates are determined/negotiated by a separate team within the Company (sales force) and are often agreed to prior to the bidding and awarding of the installation work by the customer. They determine rent prices based on the customer, the market, the type of equipment and in compliance with any stated rates contained in master lease agreements (MLA) if applicable. Based on information obtained from our recent acquisition of companies who did not perform installation services work, along with our general industry knowledge, it is our belief that rental pricing is very consistent in our industry. This further reinforces the statement that the pricing of our rental agreements is not impacted or tied to the customer’s decision on the awarding of their installation work.

•	Our installation services are bid in the same manner on non-Crown sites as they are when the work is to be done on Crown sites. These jobs are bid by a group of employees (who are separate from the sales force) and are almost always bid in a competitive bidding situation. The bids are based on the specific scope of work and are different on each site (i.e. there is not a standard pricing component by customer or market). Quotes will vary by tower height, tower type, type of customer equipment being installed, delivery time, zoning restrictions, etc. which will vary by site.

Conclusion:

Based on the discussion above, the Company has determined that it has 2 units of accounting (rental and service), and that the amounts negotiated in each transaction represent their fair values as they are separate and distinct negotiated amounts. We have instances where we perform one but not both of these services, and the pricing of each arrangement is not interdependent.